UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 01, 2014

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 01 September 2014
Exhibit No. 2	Publication of Supplementary Prospectus dated 02 September 2014
Exhibit No. 3	Publication of Supplementary Prospectus dated 05 September 2014
Exhibit No. 4	Publication of Base Prospectus Supplement dated 08 September 2014
Exhibit No. 5	Publication of Base Prospectus Supplement dated 09 September 2014
Exhibit No. 6	Publication of Supplementary Prospectus dated 17 September 2014
Exhibit No. 7	Publication of Supplementary Prospectus dated 17 September 2014
Exhibit No. 8	Additional Listing dated 18 September 2014
Exhibit No. 9	Supplement dated 19 September 2014
Exhibit No. 10	Director/PDMR Shareholding dated 23 September 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 01, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: October 01, 2014
By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

1 September 2014

Barclays PLC - Total Voting Rights and Capital

In accordance with the Financial Conduct Authority's (FCA) Disclosure and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 29 August 2014, Barclays PLC's issued share capital consists of 16,423,633,002 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,423,633,002) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure and Transparency Rules.

Exhibit No. 2

Publication of Supplement

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

COMBINED SUPPLEMENT 7/2014 dated 28 August 2014 (the "Supplement") to the following registration document (the "Registration Document") and base prospectuses (each a "Base Prospectus"and together, the "Base Prospectuses"):

1) Registration Document;
2) GSSP Base Prospectus 8;
3) iPath® Commodity Index Linked Exchange Traded Notes Base Prospectus;
4) GSSP Base Prospectus 2;
5) GSSP Base Prospectus 5; and
6) iPath® Commodity Index Linked Exchange Traded Notes Base Prospectus.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-prospectuses/supplements/ukla-combined-supplement-7_2014.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Supplement available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Supplement or any Base Prospectus or Registration Document to which the Supplement relates.

NEITHER THE SUPPLEMENT NOR ANY BASE PROSPECTUS OR REGISTRATION DOCUMENT MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE SUPPLEMENT AND EACH BASE PROSPECTUS OR REGISTRATION DOCUMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE SUPPLEMENT OR ANY BASE PROSPECTUS OR REGISTRATION DOCUMENT CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Supplement and each Base Prospectus or Registration Document may be addressed to and/or targeted at persons who are residents of particular countries (as specified in each Base Prospectus or Registration Document) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom any offer of Securities is not addressed. Prior to relying on the information contained in the Supplement and any Base Prospectus or Registration Document you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Supplement and any Base Prospectus or Registration Document or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Supplement and any Base Prospectus or Registration Document you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Supplement and Base Prospectus or Registration Document and any amendments or supplements thereto via electronic transmission.

You are reminded that the Supplement has been made available to you on the basis that you are a person into whose possession the Supplement and any Base Prospectus or Registration Document to which it relates may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Supplement or any Base Prospectus or Registration Document, electronically or otherwise, to any other person.

The Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Supplement made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 3

Publication of Supplement

The following supplementary prospectus has been approved by the Commission de Surveillance du Secteur Financier in its capacity as competent authority in the Grand Duchy of Luxembourg and is available for viewing:

COMBINED SUPPLEMENT 7/2014 dated 1 September 2014 (the "Supplement") to the following prospectuses (each a "Prospectus" and together, the "Prospectuses"):

1) GSSP Base Prospectus 6;
2) GSSP Base Prospectus 11;
3) GSSP Base Prospectus 15.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-prospectuses/supplements/supplement-no7-dated-1-sept-2014-cssf-approved-prospectuses-190KB.pdf.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Supplement available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Supplement, or any Prospectus to which the Supplement relates.

NEITHER THE SUPPLEMENT NOR ANY PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE SUPPLEMENT AND EACH PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE SUPPLEMENT OR ANY PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Supplement and each Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in each Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom any offer of Securities is not addressed. Prior to relying on the information contained in the Supplement and any Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Supplement and any Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Supplement and any Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Supplement and Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Supplement has been made available to you on the basis that you are a person into whose possession the Supplement and any Prospectus to which it relates may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Supplement or any Prospectus, electronically or otherwise, to any other person.

The Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Supplement made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 4

BARCLAYS BANK PLC
Publication of Base Prospectus Supplement
8 September 2014

The following base prospectus supplement (the "Base Prospectus Supplement") has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement No.1 dated 5 September 2014 to the Base Prospectus dated 13 August 2014 for the Barclays Bank PLC €35,000,000,000 Global Covered Bond Programme unconditionally and irrevocably guaranteed as to payments by Barclays Covered Bonds LLP (the "Programme").

To view the full document, please click on or paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1171R_-2014-9-8.pdf

A copy of the above Base Prospectus Supplement has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM

The Base Prospectus Supplement can also be viewed via: http://www.barclays.com/prospectuses-and-documentation/secured-funding-documentation/covered-bonds.html

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Base Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Base Prospectus Supplement. In accessing the Base Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE BASE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY COVERED BONDS ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS SUPPLEMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY COVERED BONDS ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus Supplement) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus Supplement is not addressed. Prior to relying on the information contained in the Base Prospectus Supplement you must ascertain from the Base Prospectus Supplement whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus Supplement or make an investment decision with respect to any Covered Bonds issued or to be issued pursuant to the Base Prospectus Supplement, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Base Prospectus Supplement, you shall be deemed to have represented that you are not a U.S. person or that you are a QIB, and that you consent to delivery of the Base Prospectus Supplement via electronic publication.

You are reminded that the Base Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Base Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus Supplement to any other person.

The Base Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Base Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Covered Bonds issued or to be issued pursuant to the Base Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Base Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus Supplement made available to you in electronic format and the hard copy version available to you on request from the issuers.

Exhibit No. 5
Publication of Base Prospectus Supplement

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement No. 1 dated 8 September 2014 to the Base Prospectus dated 13 August 2014 for the £60,000,000,000 Debt Issuance Programme of Barclays PLC and Barclays Bank PLC

To view the full document, please paste the following URL into the address bar of your browser

http://www.rns-pdf.londonstockexchange.com/rns/1775R_-2014-9-9.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Base Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Base Prospectus Supplement. In accessing the Base Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE BASE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS RELATING TO THE BARCLAYS PLC AND BARCLAYS BANK PLC £60,000,000,000 DEBT ISSUANCE PROGRAMME (THE "BASE PROSPECTUS") AND THE BASE PROSPECTUS SUPPLEMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus and the Base Prospectus Supplement you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus Supplement or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act, a "U.S. Person"); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Base Prospectus Supplement, you shall be deemed to have represented that you and any customers you represent are not a U.S. Person or that you are a QIB, and that you consent to delivery of the Base Prospectus Supplement and any amendments or supplements thereto via electronic publication.

You are reminded that the Base Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Base Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus Supplement, electronically or otherwise, to any other person.

The Base Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Base Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Base Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus Supplement made available to you in electronic format and the hard copy version available to you on request from the issuers.

Exhibit No. 6

Publication of Supplement

The following supplementary prospectus has been approved by the Commission de Surveillance du Secteur Financier in its capacity as competent authority in the Grand Duchy of Luxembourg and is available for viewing:

COMBINED SUPPLEMENT 8/2014 dated 12 September 2014 (the "Supplement") to the following prospectuses (each a "Prospectus" and together, the "Prospectuses"):

1) GSSP Base Prospectus 6;
2) GSSP Base Prospectus 9;
3) GSSP Base Prospectus 11;
4) GSSP Base Prospectus 15.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-prospectuses/supplements/SupplementNo.8%20dated12September2014CSSF.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Supplement available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Supplement, or any Prospectus to which the Supplement relates.

NEITHER THE SUPPLEMENT NOR ANY PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE SUPPLEMENT AND EACH PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE SUPPLEMENT OR ANY PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Supplement and each Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in each Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom any offer of Securities is not addressed. Prior to relying on the information contained in the Supplement and any Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Supplement and any Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Supplement and any Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Supplement and Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Supplement has been made available to you on the basis that you are a person into whose possession the Supplement and any Prospectus to which it relates may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Supplement or any Prospectus, electronically or otherwise, to any other person.

The Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Supplement made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 7

Publication of Supplement

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

COMBINED SUPPLEMENT 8/2014 dated 12 September 2014 (the "Supplement") to the following registration document (the "Registration Document")and base prospectuses (each a "Base Prospectus" and together, the "Base Prospectuses"):

1) Registration Document;
2) GSSP Base Prospectus 8;
3) iPath® Commodity Index Linked Exchange Traded Notes Base Prospectus;
4) GSSP Base Prospectus 2;
5) GSSP Base Prospectus 5; and
6) iPath® Commodity Index Linked Exchange Traded Notes Base Prospectus.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-prospectuses/supplements/Supplement-No.8dated12-September%202014-UKLA.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Supplement available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Supplement or any Base Prospectus or Registration Document to which the Supplement relates.

NEITHER THE SUPPLEMENT NOR ANY BASE PROSPECTUS OR REGISTRATION DOCUMENT MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE SUPPLEMENT AND EACH BASE PROSPECTUS OR REGISTRATION DOCUMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE SUPPLEMENT OR ANY BASE PROSPECTUS OR REGISTRATION DOCUMENT CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Supplement and each Base Prospectus or Registration Document may be addressed to and/or targeted at persons who are residents of particular countries (as specified in each Base Prospectus or Registration Document) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom any offer of Securities is not addressed. Prior to relying on the information contained in the Supplement and any Base Prospectus or Registration Document you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Supplement and any Base Prospectus or Registration Document or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Supplement and any Base Prospectus or Registration Document you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Supplement and Base Prospectus or Registration Document and any amendments or supplements thereto via electronic transmission.

You are reminded that the Supplement has been made available to you on the basis that you are a person into whose possession the Supplement and any Base Prospectus or Registration Document to which it relates may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Supplement or any Base Prospectus or Registration Document, electronically or otherwise, to any other person.

The Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Supplement made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 8

18 September 2014

Barclays PLC - Additional Listing

Barclays PLC (the Company) confirms the allotment and issue of 26,502,503 ordinary shares of 25 pence each in the Company (the Shares), at a price of 215.68 pence per Share, to shareholders who are participants in the Company's Scrip Dividend Programme (the Programme) in respect of a dividend for the year ending 31 December 2014 payable on 19 September 2014.  The Shares issued rank equally with existing issued ordinary shares.

Application has been made to the Financial Conduct Authority (FCA) for the Shares to be admitted to the Official List and to the London Stock Exchange for the Shares to be admitted to trading.  Dealings in the Shares are expected to commence on 19 September 2014.

In accordance with Listing Rule 9.6.1, copies of the following documents relating to the Programme were submitted to the National Storage Mechanism on 6 June 2013 and are available for inspection at www.hemscott.com/nsm.do;

• Chairman's letter and Q&A document;
• Terms and Conditions of the Programme; and
• Scrip Dividend Mandate Form.

For further information, please contact:

The Barclays Shareholder Helpline:
0871 384 2055*
+44 121 415 7004

* Calls cost 8p per minute plus network extras.  Lines are open 8.30am to 5.30pm UK time, Mondays to Fridays, excluding UK Public Holidays.

Exhibit No. 9

Publication of Supplement

The following supplement has been approved by the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in its capacity as competent authority in the Federal Republic of Germany and is available for viewing:

Supplement dated 12 September 2014 (the "Supplement") to the following base prospectuses (each a "Base Prospectus" and together, the "Base Prospectuses"):

1.	3rd Supplement to the Base Prospectus dated 1 July 2014 (RSSP Base Prospectus A)

2.	2nd Supplement to the Base Prospectus dated 14 July 2014 (RSSP Base Prospectus B)

3.	2nd Supplement to the Base Prospectus dated 14 July 2014 (RSSP Base Prospectus D)

4.	3rd Supplement to the Base Prospectus dated 16 June 2014 (RSSP Base prospectus F)

5.	6th Supplement to the Base Prospectus dated 12 November 2013 (RSSP Base Prospectus G)

6.	4th Supplement to the Base Prospectus dated 13 May 2014 (RSSP Base Prospectus H)

To view the full document, please paste the following URL into the address bar of your browser.

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-prospectuses/supplements/Supplementdated12September2014BaFin.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 10

23 September 2014

Barclays PLC (the "Company")
Notification of transactions by Persons Discharging Managerial Responsibility ("PDMR"): Disclosure and Transparency Rule 3.1.4R (1)(a)

1.
The Company announces that following the payment of an interim dividend for the year ending 31 December 2014 on 19 September 2014 ("the interim dividend"), the following PDMRs received ordinary shares or American Depositary Shares ("ADS") in the Company under the Scrip Dividend Programme, as indicated below.

PDMR	Date of notice	Date of transaction	No. of shares received	Share price	Balance of shares
Crawford Gillies	22/09/2014	23/09/2014	232	£2.1568	51,896
Antony Jenkins*	22/09/2014	19/09/2014	85	£2.1568	4,052,629
Sir David Walker	22/09/2014	19/09/2014	464	£2.1568	138,321

*The transaction was made by a connected person of Mr Jenkins.

PDMR	Date of notice	Date of transaction	No. of ADS received	ADS price	Balance of shares*
Frits van Paasschen	22/09/2014	19/09/2014	2	$20.695	10,527

*This total shareholding includes holdings in ordinary shares plus ordinary shares held in the form of ADS (ADS to ordinary share ratio: 1:4).

2.	The Barclays Nominee notified the Company that it sold ordinary shares of the Company for the following PDMR:

PDMR	Date of notice	Date of transaction	No. of shares sold	Share price
Ashok Vaswani	22/09/2014	19/09/2014	156,484	£2.343

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0)20 7116 5752	+44 (0) 20 7116 4755